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                                             Filer: Life Sciences Research, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      And deemed filed pursuant to Rule 14d-2(b)
                                          of the Securities Exchange Act of 1934
                             Subject Company: Huntingdon Life Sciences Group plc
                                                   Commission File No. 001-10173





                RECOMMENDED OFFER BY LIFE SCIENCES RESEARCH, INC.
                                       FOR
                       HUNTINGDON LIFE SCIENCES GROUP PLC

Life Sciences Research, Inc. ("LSR") announces that, by means of a formal offer document dated and despatched on 16 October 2001 (the "Offer Document"), LSR is making a recommended all share offer (the "Offer") to acquire the whole of the issued and to be issued share capital of Huntingdon Life Sciences Group plc ("Huntingdon"), including all the ordinary shares of 5p each in Huntingdon ("Huntingdon Shares") and all the American Depository Shares issued in respect of Huntingdon Shares ("Huntingdon ADSs") in issue or unconditionally allotted or issued while the Offer remains open for acceptances (or such earlier date as LSR decides, subject to the City Code on Takeovers and Mergers, US securities laws or as the Panel on Takeovers and Mergers may decide). Holders of Huntingdon Shares and Huntingdon ADSs are referred to as "Huntingdon Securityholders".

Huntingdon Securityholders who accept the Offer will receive 1 share of LSR Voting Common Stock of US$0.01 ("LSR Voting Common Stock") for every 50 Huntingdon Shares held and 1 share of LSR Voting Common Stock for every 2 Huntingdon ADSs held. If the Offer becomes, or is declared, unconditional in all respects, fractions of LSR Voting Common Stock will not be issued to accepting Huntingdon Securityholders who will instead receive from LSR an amount in lieu of any entitlements to a fraction of a share of LSR Voting Common Stock, equivalent to 3.25 pence per Huntingdon Share or 81.25 pence per Huntingdon ADS.

Huntingdon Shares and Huntingdon ADSs ("Huntingdon Securities") will be acquired fully paid and free from all liens, equities, charges, encumbrances, rights of preemption and other third party interests, together with all rights attaching to them on or after 16 October 2001 including the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after that date. The LSR Voting Common Stock issued to Huntingdon Securityholders who accept the Offer will be issued credited as fully paid and will rank from issue pari passu with existing shares of LSR Voting Common Stock, including the right to receive and retain all dividends and other distributions declared, made or paid in respect of a record date after the date on which they are issued.

The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document and related documents (including the
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acceptance form and letter of transmittal). Huntingdon Securityholders who accept the Offer may only rely on the Offer Document and the documents that accompany it for all the terms and conditions of the Offer. The Offer is, by means of this advertisement, extended to all persons to whom the Offer Document may not be despatched, who hold or who are entitled to have allotted to them Huntingdon Securities. Such persons are informed that copies of the Offer Document and related documents (including the acceptance form and letter of transmittal) are available, on written application to Huntingdon (acting as receiving agent for the Offer) by mail to: The Receiving Agent, PO Box 353,Alconbury, Huntingdon Cambridgeshire, PE28 4BR. Copies of the Offer Document and the related documents will not, however, be despatched to an address in Canada, Australia or Japan or in any other jurisdiction in which the making of the Offer is prohibited.

The Offer will initially be open for acceptance until 3.00 p.m. (London time),
10.00 a.m. (New York City time) on 13 November 2001.

The Offer is not being made directly or indirectly in or into Canada, Australia or Japan, or to any resident of Canada, Australia or Japan by the use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of the aforesaid jurisdictions. This includes, but is not limited to, post, facsimile transmission, telex or any other means of transmission. Accordingly, copies of the Offer Document, the relevant acceptance forms (including letters of transmittal), this advertisement, and any related offering documents are not being, and must not be, mailed, forwarded, or otherwise distributed or sent in or into Canada, Australia or Japan. Any person reading this advertisement (including without limitation, any custodian, trustee, or nominee) must not distribute or send this advertisement, the Offer Document, the relevant acceptance forms (including letters of transmittal) or any related offering documents, in, into, or from, Canada, Australia or Japan or use such mails or any such means, instrumentality or facility for any purpose directly or indirectly in connection with the Offer, and doing so may invalidate any purported acceptance of the Offer.

Huntingdon Securityholders should note that the making of the Offer in, or to, persons resident in or citizens or nationals of, jurisdictions outside the United Kingdom (the "UK") or the United States of America (the "US") or to their nominees or trustees may be prohibited or affected by the laws of the relevant jurisdiction. Huntingdon Securityholders who are not citizens, nationals or residents of the UK or the US should inform themselves about and observe any applicable legal requirements for the relevant jurisdiction. It is the responsibility of any person outside the UK or the US wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with it, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

This advertisement, which is published on behalf of LSR, has been approved for the purposes of section 57 of the Financial Services Act 1986.
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HUNTINGDON SECURITYHOLDERS SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER
RELEVANT DOCUMENTS REGARDING THE OFFER THAT HAVE BEEN FILED WITH THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY ARE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION:

- LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.

- LSR's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

-        Huntingdon's Solicitation/Recommendation on Schedule 14D-9.

When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http//www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York,New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms. Huntingdon Securityholders may also obtain free of charge each of these documents (when available) from Huntingdon(acting as receiving agent to the Offer) by directing their request in writing to The Receiving Agent, PO Box 353,Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England. Copies of the Offer Document and the related documents will not, however, be despatched to an address in Canada, Australia or Japan or in any other jurisdiction in which the making of the Offer is prohibited.

The director of LSR accepts responsibility for the information contained in this advertisement. To the best of his knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information.

                                                        17 October 2001